[redacted]

07028821

ELIZABETH B. KENNEDY
direct dial: 860.509.6574
eleonard@brownrudnick.com

2007 DEC 27

December 20, 2007

BROWNRUDNICK
CityPlace I
185 Asylum Street
Hartford
Connecticut
06103
tel 860.509.6500
fax 860.509.6501

VIA FEDERAL EXPRESS
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Mail Stop Room 3628
Attn: Paul Dudek
Chief, Office of International Corporate Finance

SUPPL

RE: **Notification of Electronic Publication of Materials Required in connection with 12g3-2(b) Filing (file no. 82-34875) of Option N.V. (the "Company")**

Dear Chief Dudek:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875.

Please be advised that the Company has commenced publication of the home country documents that it is required to furnish on a continuous basis under Rule 12g3–2(b)(1)(iii) on its Internet Web site and will no longer be filing paper documents with the SEC in connection with the Rule 12g3-2(b)(1)(iii) requirements. The home country documents can be found on the Company's website: http://www.option.com.

I would appreciate your acknowledgement of your receipt of this correspondence by stamping the enclosed copy of this letter and returning the same to my attentions in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact me at your convenience.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: [signature]
Elizabeth B. Kennedy, Esq.

PROCESSED
JAN 0 2 2008
THOMSON FINANCIAL

Enclosures

cc: Patrick Hofken, General Counsel and VP (via email)
Jorrit Hermans, Corporate Marketing Coordinator (via email)
Mark A. Dorff, Esq. (via email)

END

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